Exhibit 10.15

September 4, 2009

Kenneth W. Cole

8819 Chalon Drive

Bethesda, MD 20817-3040

Dear Ken:

This letter summarizes the status of your compensation agreements between you and GM.

Base Salary – Your current base salary of $715,000, which is currently reduced by 10% to $643,500, will be unchanged at this time. It will be restored consistent with the restoration of salaries for other members of the Senior Leadership Group.

Compensation – Consistent with our discussions, you will no longer be guaranteed $1.5 million annually for 2010 and future years. On May 28, 2009, you were paid $785,000 reflecting the guarantee for 2009. For at least 2009 and 2010, your total compensation structure and payments will be subject to the approval of the Special Master at the U.S. Treasury.

SERP Service Credits – You were granted at the time you were hired five-year vesting for the Executive Retirement Plan (versus the plan language which requires 10-year vesting). You also received two Special SERP Service grants. The first grant gave you 8 years and 4 months of Special SERP credits and the second gave you an additional 4 years. Both grants became fully earned when you attained age 62, on March 14th, for a total of 12 years and 4 months of Special SERP Service Credits. Combined with the 5 years and 5 months of actual “frozen” service, a total of 17 years and 9 months is used in your frozen SERP benefit. The estimated Frozen SERP benefit would provide you the following 5-year annual annuity benefit, including the 10% reduction and basing the 5-year annuity on a 4.41% discount rate:

Annual Benefit
(5-year annuity)
October 1, 2009 Retirement	$562,489.16
September 1, 2011 Retirement	$535,111.06
April 1, 2012 Retirement	$526,903.16

Continued Employment – With respect to the 2008 special payment and the 2009 annual payment, if you separate from General Motors on a voluntary basis prior to December 31, 2009 you must repay a prorated share of both of the pre-tax payments made. If you separate from General Motors on October 1, 2009, you would be required to repay 3-months of the $750,000 2008 payment or $187,500 and 3-months of the $785,000 2009 payment or $196,250. If you are separated by General Motors without cause you will retain both of the special payments.

Non-Solicitation – For a period of two years following your voluntary termination of employment with GM or any of its subsidiaries, you will not, without the prior written consent of the Chief Executive Officer, directly or indirectly, knowingly induce any of the employees of GM to leave the employ of GM for participation, directly or indirectly, with any existing or future business venture with which you are associated.

Kenneth W. Cole

September 4, 2009

Confidentiality – You agree to keep the provisions of this summary confidential except when required to do so by a court of law or regulatory requirement. Breach of the confidentiality agreement will be considered conduct inimical to the best interests of GM and will void the provisions of this agreement.

Employment at Will – You will continue to be an employee-at-will. No provision of this agreement entitles you to continue in the employ of GM.

Please indicate your agreement with these matters by signing below and returning this letter to me.

Sincerely,

/s/ Kathleen S. Barclay

I agree to the matters discussed above.

/s/ Kenneth W. Cole	10/1/09
Accepted by:	Date
Kenneth W. Cole
Vice President
Global Public Policy and Government Relations